Filed by Revolution Acceleration Acquisition Corp pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Revolution Acceleration Acquisition Corp

Commission File No.: 001-39768

The following is the transcript of an interview with John K. Delaney from The Future of Things by Barron’s MarketBrief on March 29, 2021.

CAROLINE WOODS: Shifting to perhaps the hottest trend on Wall Street right now: SPACs. This year 71% of the funds raised for initial public offerings have come through special purpose acquisition companies or SPACs. It’s up from 49% in 2020. Major investors including Shaquille O’Neal, Bill Ackman and Chamath Palihapitiya all have their own SPACs, and over $95 billion has been raised just this year through nearly 300 SPAC deals. That’s already more than 2020’s totals. The momentum continues with Berkshire Grey, a developer of automated logistics systems, that will go public later this year through a SPAC deal with Revolution Acceleration Acquisition Corp. For more on the future of SPACs and the valuation of Berkshire Grey, here’s RAAC CEO and Co-Founder John Delaney.

JOHN DELANEY (CEO and Co-Founder, Revolution Acceleration Acquisition Corp): And what we’re really excited about with Berkshire Grey is that what it does is automate the ecommerce supply chain. You know, that’s a big part of Berkshire Grey’s business, which is building a variety of robots – AI-enabled robots – that gets synchronized together with proprietary software to effectively automate the supply chain for retailers and ecommerce companies and package stampers. And we think that is an enormous opportunity. One of the biggest trends in the country right now, which has clearly been accelerated by COVID, is the transition to the digital economy. We as consumers – we’re going to want 100,000 items available to us same day very soon. You know, we’re getting close to that now. And companies can’t fulfill at that rate unless they automate. And so that’s why we’re so excited about Berkshire Grey. It’s not just its technology, which is best-in-class, it’s not just that it has these unique solutions that solve big problems that these retailers and ecommerce companies have, but it’s also kind of playing into this very significant mega trend, which is the transition to the digital economy for so many of our needs.

WOODS: Well, Amazon has certainly spoiled us with same-day/next-day delivery. How much of these efforts to automate supply chains so that we can get our stuff faster is really just an effort to catch up or beat Amazon?

DELANEY: I mean, that is exactly the point because Amazon has been investing in robotics for 10 years. They bought a robotics company 10 years ago. We think they’ve spent tens of billions of dollars. They have 200,000 robots distributed across their fulfillment system, and it has allowed Amazon to be sort of a first mover on the same-day delivery. And what Berkshire Grey does is effectively build the robots – we believe better robots than what Amazon has – that allows Amazons competitors to really compete with Amazon. And so Amazon has clearly been a mover and has clearly been an extraordinarily innovative company in terms of building the ecommerce kind of distribution logistic infrastructure that we have in this country right now. But there’s a lot of other great companies who are going to compete with Amazon and Berkshire Grey systems are going to help them do it.

WOODS: And only about 5% of warehouses are automated right now, so I can certainly see why it’s an attractive growth opportunity. What’s the timeline do you think for that number increasing, and what’s the future of work and warehouses going to look like?

DELANEY: Well, there are going to be a lot more warehouses than distribution centers built. We estimate that the market opportunity for Berkshire Grey system is about $280 billion in annual spend around fulfillment. And, as you said, only 5% of this market is currently automated. So I think what we’re going to see is all the existing facilities increasingly automate, but then we’re going to see these companies building brand new facilities that are designed for automation from day one – big kind of large central distribution facilities that are all automated, and then smaller ones locally to do that last mile. And this is really going to be a positive thing ultimately, not only for us as consumers but for these companies because so many of these companies – Berkshire Grey’s customers – you know, they’re all hiring tons of people, right. You know, they’re all trying to bring in as many workers as they can. They can’t get the workers. So what this automation does is allow these companies to bring in the workers they can get, upskill them to jobs that are better. And that’s why this is, we think, such an important technology because it gives the consumer what they want, which is same-day fulfillment on their ecommerce orders, and it allows the workforce to actually get better jobs in these companies that are hiring at enormous rates right now.

WOODS: I want to tie in your political background. You were, of course, a congressman, former presidential candidate – what role do you think public policy should play in working with the private sector as the future of work, you know, evolves and we start to see these shifts that could disrupt jobs that could change the rules that are needed?

DELANEY: Well, it’s such an important question. When I was in Congress, I found something called the “artificial intelligence caucus.” And it was designed to be a venue where members of Congress could actually learn about these technologies so that we could put in place the right policy to prepare our citizens for the future. And what we’ve all seen is historically, innovation has created more jobs than it displaces. Right, so innovation is ultimately very stimulative to job growth. The problem is that sometimes the jobs that get created don’t always go to the people who had maybe their jobs displaced. And that’s where good public policy comes in because it makes sure that we’re having the right kind of stimulus in the economy to constantly be creating jobs from public sector investments, things like infrastructure, which creates enormous amounts of jobs and we need to spend a lot more money on infrastructure and that’ll create a lot of jobs, and making sure that we also have workforce training so that people can constantly be getting the skills that they need to compete in an ever-changing workforce. So I think the private sector and the public sector working together with good communications, and it’s one of  the things I tried to do in Congress, but when you bring in these innovations and you educate members of Congress about what are happening, then the public sector can actually start thinking or the government can start thinking about, okay what are the policies we need to make sure the skills that we’re seeing these innovations kind of demand workers have so they can get the jobs and it can work seamlessly together.

WOODS: Thanks to John Delaney.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Berkshire Grey, Inc., a Delaware corporation (“BG”) and Revolution Acceleration Acquisition Corp, a Delaware corporation (“RAAC”). Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between BG and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of RAAC’s and BG’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and BG. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (ii) the risk that the proposed transaction may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the amount of redemption requests made by RAAC’s public stockholders, (viii) the effect of the announcement or pendency of the proposed transaction on BG’s business relationships, operating results and business generally, (ix) risks that the proposed transaction disrupts current plans and operations of BG and potential difficulties in BG customer and employee retention as a result of the proposed transaction, (x) risks relating to the uncertainty of the projected financial information with respect to BG, (xi) risks relating to increasing expenses of BG in the future and BG’s ability to generate revenues from a limited number of customers, (xii) risks related to BG generating the majority of its revenues from a limited number of products and customers, (xiii) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict BG’s business or increase its costs, (xiv) potential litigation relating to the proposed transaction that could be instituted against BG, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xv) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the business combination, (xvi) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xviii) unexpected costs, charges or expenses resulting from the proposed transaction, (xix) risks of downturns and a changing regulatory landscape and (xx) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RAAC’s registration statement on Form S-1 (File No. 333-250850) (the “Form S-1”), the registration statement on Form S-4 discussed below (when it becomes available) and other documents filed by RAAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor BG presently know or that RAAC and BG currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and BG’s expectations, plans or forecasts of future events and views as of the date of this document. RAAC and BG anticipate that subsequent events and developments will cause RAAC’s and BG’s assessments to change. While RAAC and BG may elect to update these forward-looking statements at some point in the future, RAAC and BG specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and BG’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor BG gives any assurance that either RAAC or BG, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This document relates to the proposed business combination between RAAC and BG (the “Business Combination”). RAAC filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement to be distributed to holders of RAAC’s common stock in connection with RAAC’s solicitation of proxies for the vote by RAAC’s stockholders with respect to the Business Combination. After the registration statement is declared effective, RAAC will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the preliminary proxy statement / prospectus, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC in RAAC’s Form S-1 as well as its other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available) . You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, BG or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

4